

Mail Stop 6010

April 14, 2008

VIA U.S. MAIL AND FAX (425) 882-6600

Jeff T. Wilson
Chief Financial Officer
Microvision, Inc.
6222 185th Avenue NE
Redmond, Washington 98052

> **Re:** **Microvision, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **Form 10-K/A for the year ended December 31, 2007**
> **Filed April 4, 2008**
> **File No. 000-21221**

Dear Mr. Wilson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Accounting Policies and Estimates

1.   We note you indicate that revisions in your estimates related to revenue recognition using the percentage-of-completion method could significantly impact recognized revenue in any one reporting period. In order to provide better insight to the readers of your financial statements, in future filings please disclose the methodologies and the assumptions you employ to estimate revenue and costs, how accurate the estimates or assumptions have been in the past, and whether the estimates or assumptions have changed in the past and whether the estimates or assumptions are reasonably likely to change in the future. For further guidance, please refer to Section V of our Release Nos. 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Cash Flows

2.   Please explain to us why your classification of "increase in deferred rent" as a financing activity is in accordance with U.S. GAAP.   Revise future filings as necessary based on our comment.

2. Summary of significant accounting policies

Cash, cash equivalents and investment securities, available-for-sale

3.   We note that you consider all investments that contractually mature with 90 days of the date of purchase to be cash equivalents. Note that cash equivalents are short-term, *highly liquid* investments that are *readily convertible* to known amounts of cash. Please refer to paragraph 8 of SFAS 95 and confirm that amounts presented as cash equivalents in your financial statements comply with the guidance at SFAS 95. Revise your disclosure if necessary in future filings based on our comment.

Concentration of credit risk and sales to major customers

4.   We note that you have experienced failed auctions on your auction rate securities. Please explain to us why you concluded you do not have an "other than temporary" impairment of your auction rate securities. Please cite the applicable U.S. GAAP that supports your conclusion.

        Also in this regard, please include all applicable disclosures required by paragraph 17 of FSP FAS 115-1 and 124-1 in future filings. Please provide us with your proposed future disclosures.

8. Receivables from related parties

5.   Please revise your disclosure in future filings to include a description of the transactions with each related party and the terms and manner of settlement of each arrangement with your related party. Refer to paragraph 2 of SFAS 57.

Exhibit 31

6.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Note that the certifications required under Exchange Act Rule 13a-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K except as otherwise indicated in Commission statements or staff interpretations. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant